UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 333-271300

Lifezone Metals Limited

Commerce House, 1 Bowring Road

Ramsey, Isle of Man, IM8 2LQ

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Unless the context otherwise requires, all references in this Report on Form 6-K to “we,” “us” or “our” refer to Lifezone Holdings Limited, an Isle of Man company (“LHL”), and its subsidiaries (including Lifezone Limited) prior to the consummation of the previously announced business combination pursuant to the business combination agreement, dated as of December 13, 2022, by and among GoGreen Investments Corporation, a Cayman Islands exempted company (“GoGreen”), Lifezone Metals Limited, an Isle of Man company (“Lifezone Metals”), GoGreen Sponsor 1 LP, a Delaware limited partnership, solely in its capacity as the Purchaser Representative, Aqua Merger Sub, a Cayman Islands exempted company, LHL, Keith Liddell, solely in his capacity as the Company Shareholders Representative, and those shareholders of the Company party thereto (collectively, the “Business Combination”), and to Lifezone Metals and its subsidiaries following the consummation of the Business Combination.

Announcement of Definitive Agreement to Acquire The Simulus Group Pty Ltd.

As previously announced, on March 22, 2023, Metprotech Pacific Pty Ltd, an Australian-registered company and a wholly-owned subsidiary of Lifezone Limited (“Metprotech”), entered into a non-binding term sheet with the shareholders of The Simulus Group Pty Ltd (“SGPL”) to acquire the entire issued share capital of SGPL (the “Simulus Acquisition”).

On July 3, 2023, Metprotech entered into a definitive agreement (the “Simulus SSA”) with the shareholders of SGPL to acquire the entire issued share capital of SGPL, which would, in effect, entail the acquisition of the assets of SGPL and its subsidiaries, excluding cash and cash equivalents, subject to certain exceptions. SGPL, established in 2004, is a boutique hydrometallurgy and mineral processing services group located in Perth, Western Australia. SGPL owns a laboratory, equipment and technical facilities and employs a staff of approximately 25 employees. SGPL has a technical focus on battery metals and sustainable energy market products, which includes battery precursor active material, nickel sulphate, cobalt sulphate, manganese sulphate, scandium, high purity graphite, high purity alumina, rare earths, lithium salts, copper and zinc.

Under the terms of the Simulus SSA, the consideration for the Simulus Acquisition comprises an initial deposit of $1 million in cash, which was paid upon the signing of a non-binding term sheet on March 22, 2023, $7.5 million in cash to be paid on completion of the Simulus Acquisition and 500,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Lifezone Metals to be paid on completion of the Simulus Acquisition. The Simulus SSA provides for registration rights with respect to the Ordinary Shares to be issued to the shareholders of SGPL pursuant to the Simulus Acquisition. The closing of the Simulus Acquisition is subject to the consummation of the Business Combination and other customary closing conditions and is expected to be completed in the third quarter of 2023. Following the completion of the Simulus Acquisition, we intend that SGPL will become an in-house testing, research and development and training facility exclusively for us and we do not expect that we will accept any commitments or assignments from third parties.

The foregoing description of the Simulus SSA is not complete and is qualified in its entirety by reference to the Simulus SSA, which is attached hereto as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

The Simulus SSA and the foregoing description of the Simulus SSA have been included to provide investors with information regarding the terms of the Simulus SSA. They are not intended to provide any other factual information about us. The representations, warranties and covenants contained in the Simulus SSA were made only as of specified dates for the purposes of the Simulus SSA, were solely for the benefit of the parties to the Simulus SSA and may be subject to qualifications and limitations agreed upon by the parties. In particular, in reviewing the representations, warranties and covenants contained in the Simulus SSA, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the Securities and Exchange Commission (the “SEC”). Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Simulus SSA, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Caution About Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen and LHL, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the efficacy of LHL’s Hydromet Technology and the development of, and processing of mineral resources at, the Kabanga project, and other statements that are not historical facts.

These statements are based on the current expectations of GoGreen’s and/or LHL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GoGreen and LHL. These statements are subject to a number of risks and uncertainties regarding LHL’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of LHL and GoGreen; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of LHL’s business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; LHL’s development of, and processing of mineral resources at, the Kabanga project; the effects of competition on LHL’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; the ability of Lifezone Metals and LHL to consummate the Simulus Acquisition, including the estimated timing thereof, and our ability to successfully integrate SGPL into our business; and other risks that will be detailed from time to time in filings with the SEC. Additional information pertaining to the Simulus Acquisition, including the risks related thereto, is set forth in the section of Lifezone Metals’ Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on April 17, 2023 titled “Risk Factors — There can be no assurance that we will complete the Simulus Acquisition. Failure to complete the Simulus Acquisition, or to successfully integrate SGPL into our business upon completion of the Simulus Acquisition, may adversely affect our business and operations. If the Simulus Acquisition is completed, in addition to the cash consideration, we will be required to issue Lifezone Metals’ Ordinary Shares to the shareholders of SGPL, which will result in dilution to Lifezone Metals’ existing shareholders,” which is incorporated herein by reference. The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1†	Share Sale Agreement, dated July 3, 2023, between Metprotech Pacific Pty Ltd, the persons set out in Schedule 1 thereto as vendors, Simon Walsh, as management vendors representative, The Simulus Group Pty Ltd and Lifezone Limited.

†	Schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lifezone Metals Limited

Date: July 3, 2023	By:	/s/ Robert Burton
	Name:	Robert Burton, for and on behalf of Mooragh (BVI) Limited
	Title:	Director

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